CARD ACTIVATION TECHNOLOGIES, INC.
53 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749
(312) 972-1662
Via Edgar

August 20, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: Card Activation Technologies, Inc.

Request to Withdraw Amendment of Registration Statement on FormSB-2 (AW)
SEC File Number 333-139677

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Card Activation Technologies, Inc. (the " Registrant") hereby requests immediate withdrawal of its Amendment Number 7 to Registration Statement on Form SB-2 (File No. 333-139677), which was filed with the Securities and Exchange Commission (the "Commission") on August 14, 2007 along with any exhibits (the "AmendedRegistration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Registration Statement as it was inadvertently posted as a Post-Effective Amendment. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of Amendment Number 7 to Registration Statement on Form SB-2 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (312) 972-1662, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

By /s/ William P. Williams
William P. Williams
Chief Executive Officer